Press release

ORKLA

[redacted]

www.orkla.com
P.O. Box 423 Skøyen, NO-0213
E-mail: info@orkla.no

Ref.: SVP Communications Ole Kristian Lunde Tel.: +47-2254 4431
SVP Investor Relations Rune Helland Tel.: +47-2254 4411

Date: 31 October 2008

Profit improvement for Orkla Brands accounting writedowns in the Share Portfolio

Orkla's operating profit (EBITA)[1] for the third quarter ended at NOK 1,003 million, compared with NOK 1,232 million in the corresponding quarter of 2007. The difference is partly ascribable to weak results from energy trading and one-off costs related to the Kam Kiu acquisition, which was not completed. Orkla Brands continues its positive profit performance, while Sapa is feeling the effects of the decline in both the US and Europe. Weak financial markets are impacting negatively on Orkla's Financial Investments area.

"Several of the Orkla businesses are experiencing an extraordinary market situation that will be countered with vigorous measures. These will include capacity drawdowns, workforce reductions and tight management of investments and working capital," states President and CEO Dag J. Opedal.

"The financial markets are challenging, but Orkla has a solid balance sheet and a comfortable financing structure, where committed credit facilities more than cover loan instalments through the end of 2010. We also have a good cash flow from Orkla Brands and the energy business at Orkla Materials, which are less affected by the market turbulence. This gives the Group financial flexibility and manoeuvrability," says Opedal.

Orkla's third-quarter operating revenues totalled NOK 16.6 billion, down from NOK 17.8 billion in 2007. However, underlying[2] revenues are on a par with last year. Orkla Associates (REC and Jotun, in each of which Orkla has a stake of about 40 per cent) can both report good progress in the quarter. Due to substantial falls in value, the Share Portfolio will be written down by NOK 2.2 billion for accounting purposes this quarter.

Several major industrial expansion projects have been carried out in the past few years, including the acquisition of a larger stake in REC, Elkem Solar's new plant, the Sauda power production project and the anode factory at Mosjøen. Consequently, the Group is now finalising major obligations related to ongoing projects. Several structural adjustments have also been made recently in the form of the sale and winding up of operations with unsatisfactory profitability, including some of Sapa's plants, the Russian Snack Company, Superfish, Guseppe and Kotlin. Borregaard recently announced that they will probably close their Swiss business.

---

[1] Operating profit (EBITA): Before amortisation, restructuring and significant impairments
[2] Adjusted for acquisitions and disposals and currency translation effects

More facts and background information at www.orkla.com.
Here you will also find the Orkla logo, pictures of the management group and other illustrations.

CONDENSED GROUP INCOME STATEMENT

	1.1. - 30.9.		1.1. - 31.12.	1.7. - 30.9.	
Amounts in NOK million	**2008**	2007	2007	**2008**	2007
Operating revenues	**51,072**	45,732	63,867	**16,559**	17,795
Operating expenses	**(46,204)**	(40,335)	(56,729)	**(15,042)**	(15,990)
Depreciations and impairment charges on property, plant and equipment	**(1,573)**	(1,504)	(2,026)	**(514)**	(573)
Amortisation of intangible assets	**(172)**	(167)	(230)	**(57)**	(53)
Restructuring and significant impairments	**(34)**	(429)	(814)	**0**	(429)
Operating profit	**3,089**	3,297	4,068	**946**	750
Profit/loss from associates	**1,905**	843	848	**573**	197
Dividends	**457**	719	1,076	**58**	65
Gains and losses/writedowns the Share Portfolio	**(2,506)**	3,290	3,627	**(2,323)**	1,398
Financial items, net	**(521)**	643	440	**(209)**	(176)
Profit/loss before tax	**2,424**	8,792	10,059	**(955)**	2,234
Tax expenses	**(970)**	(1,407)	(1,614)	**(260)**	(424)
Profit/loss for the accounting period	**1,454**	7,385	8,445	**(1,215)**	1,810
Minority interest's share of the profit/ loss for the accounting period	**131**	96	46	**1**	47
Majority interest's share of the profit/ loss for the accounting period	**1,323**	7,289	8,399	**(1,216)**	1,763
Profit/loss before tax, Industry division	**4,206**	4,165	4,579	**1,255**	662
Profit/loss before tax, Orkla Financial Investments	**(1,782)**	4,627	5,480	**(2,210)**	1,572

EARNINGS PER SHARE

	1.1. - 30.9.		1.1. - 31.12.	1.7. - 30.9.	
Amounts in NOK	**2008**	2007	2007	**2008**	2007
Earnings per share	**1.3**	7.1	8.2	**(1.2)**	1.7
Earnings per share (diluted)	**1.3**	7.1	8.1	**(1.2)**	1.7
Earnings per share (diluted)[1]	**1.4**	7.5	9.0	**(1.2)**	2.1

[1] Excl. amortisation, restructuring, significant impairments and discontinued operations.

More facts and background information at www.orkla.com.
Here you will also find the Orkla logo, pictures of the management group and other illustrations.

ORKLA



Third Quarter Results 2008
31 October 2008

Agenda

- The Orkla Group — Dag J. Opedal, CEO, Orkla
  - Highlights and strategic outlook
- Business Area Review and Financial Capability — Terje Andersen, CFO, Orkla
- Elkem Solar — Helge Aasen, Managing Director, Elkem Solar
- Q & A

ORKLA

Highlights Q3-08 (I):

- Group EBITA NOK 1.003 million vs NOK 1.232 million in Q3-07
  - Profit hampered by loss on energy trading and one-off costs from Kam Kiu process

- Financial crisis affects Orkla Financial Investments
  - Write-down of Share Portfolio; NOK 2.2 billion in Q3

ORKLA

Highlights Q3-08 (II):

- Orkla Brands – broad-based profit improvement
  - Strong performance and robust cash flow

- Continued decline in demand for Sapa Profiles
  - Cost initiatives intensified, long-term strategy maintained

- Lower profit for Orkla Materials
  - Loss on energy trading, NOK 120 million down vs. Q3-07
  - Weak results for Primary Aluminium

- Profit increase for Orkla Associates
  - REC: Q3-08 EBITDA increased by 11 % to NOK 711 million
  - Jotun: Double-digit growth in revenues and operating profit

- Orkla Financial Investments heavily affected by financial turmoil
  - Share Portfolio -27.6 % as of Q3, compared to MSNI -31.7 % (OSEBX -35.1 %)

ORKLA

Responding to challenging market conditions

Business area	Outlook	Actions
• **Orkla Brands**	• Generally less affected by economic downturn • Continued cost inflation pressure • Raw material prices: Mixed picture in the short-term - prices expected to increase in the long term	• Delivering on reinforced action plan: – Price increases – Restructuring/divestment of unprofitable companies – Strenghtened cost efficiency programmes
• **Orkla Aluminium Solutions**	• Extrusion markets continue to decline in both the US and Europe for Sapa Profiles • Sapa Heat Transfer and Building System expected to hold up better	• North America – manning reduced by 30 % since beginning of 2007 • Reducing staff by 250 man-years in Sweden and Portugal • Several factories closed down • Further cost reduction and restructuring initiatives being pursued

ORKLA

Responding to challenging market conditions

Business area	Outlook	Actions
• **Orkla Materials**	• **Elkem Energy** – Increased capacity in Q4 following Sauda expansion • **Elkem Primary Aluminium** – LME has fallen sharply, industry capacity under pressure – Strenghtened USD vs NOK contributes positively – Hedges impact Elkem Aluminium negatively • **Elkem Silicon** – Still strong silicon markets in Q3 – Market prices slowing down during third quarter after sharp rises in the preceding months • **Borregaard Chemicals** – Weaker construction and textile cellulose markets – So far little impact in other key markets	• Pursuing accelerated cost reductions and productivity improvements in all plants • Reducing remelting volumes in Primary Aluminium • Foundry: Relocating FSM production to new cost efficient production line in Elkem Iceland • Borregaard Chemicals: – Closure of cellulose plant in Switzerland – Closure of lignin plant in Finland – Program for increasing productivity and reducing costs in Sarpsborg
• **Orkla Financial Investments**	• Heavily influenced by financial turmoil	• Orkla Finans reducing staff by 30 %

ORKLA

Orkla is well prepared for stormy weather

- Large share of cash flow from less cyclical areas
  - Strong, sustainable cash generation from Orkla Brands and Energy production alone accounts for more than 50 % of Group EBITDA
- Robust balance sheet and gearing
- A diversified portfolio reduces risk from business-specific volatility
- Cash Management & Allocation of Capital
  - Tightening credit management
  - Reducing working capital
  - Scale back of new investments
- Unutilised committed credit facilities cover next 2 years' instalments
- Readiness to act on emerging opportunities

ORKLA

Share price approx. halved 5 times since 1992...



Share price (NOK)
120
100
80
60
40
20
0
- 45 %
8
4
- 40 %
13
8
- 65 %
40
14
- 45 %
32
18
- 55 %
105
45
1992
1994
1998
2002/2003
2008
Banks
Orkla-specific events in volatile markets
Asia
Dot-com
Financial crisis

ORKLA

...but the long-term model has worked

23 % compounded annual return last 25 years



The Orkla share
OSEBX
23 %
11 %
16 %
10 %
13 %
6 %
15 %
7 %
From 31.12.82
From 31.12.92
From 31.12.98
From 31.12.03

YTD = 30 October 2008, dividend reinvested

ORKLA



Business Area Review & Financial Capability

CFO Terje Andersen

ORKLA

Group income statement Q3-08

Key figures *in NOK million*

1 Jul - 30 Sep	2008	2007	Change
Operating revenues	**16 559**	**17 795**	-7 %
EBITA	**1 003**	**1 232**	-19 %
Amortisation intangibles	-57	-53	
Restructuring and significant impairment	0	-429	
EBIT	**946**	**750**	
Associates	573	197	
Dividends	58	65	
Gains and losses/write-downs Share Portfolio	-2 323	1 398	
Net financial items	- 209	- 176	
Profit before tax	**- 955**	**2 234**	-143 %
Taxes	-260	-424	
Profit for the period	**-1 215**	**1 810**	
Minority interests' share of profit for the year	1	47	
Profit attributable to equity holders	-1 216	1 763	
Earnings per share diluted (NOK)*	-1.2	2.1	

* Excluding amortisation, restructuring and significant impairment and discontinued operations

ORKLA

Change in EBITA from Q3-07 to Q3-08



1232
+112
+48
-120
-162
-76
-31
1003
Q3-07
Orkla Brands
Elkem ex. Energy Trading
Elkem Energy Trading
Orkla Aluminium Solutions
Orkla Financial Investments
Other
Q3-08

All figures in NOK million

ORKLA

Financial crisis hampers profit before tax



2234
-229
+376
-3721
-33
+418
-955
Q3-07
EBITA
Profit from Associates
Realised gains/write-downs, Share Portfolio
Net financial items
Other
Q3-08

All figures in NOK million

ORKLA

Orkla Brands – more resilient
(EBITA 12 month rolling)



NOK million
2 600
2 400
2 200
2 000
1 800
1 600
1 400
1 200
Q1-02
Q3-02
Q1-03
Q3-03
Q1-04
Q3-04
Q1-05
Q3-05
Q1-06
Q3-06
Q1-07
Q3-07
Q1-08
Q3-08

ORKLA

Orkla Brands – broad-based profit improvement

- Underlying top line growth +7 %
  - Price increases to compensate for cost inflation
- Underlying EBITA growth for all business units and most of the companies
- Strengthened cost efficiency programmes deliver
- Market shares weakening slightly
- Additional structural initiatives implemented in Q3

Orkla Brands
in NOK million

1 Jul - 30 Sep	2008	2007	Change
Revenues			
Orkla Brands	**5 646**	**5 326**	6 %
Orkla Foods Nordic	2 392	2 308	4 %
Orkla Brands Nordic	1 869	1 810	3 %
Orkla Brands International	565	528	7 %
Orkla Food Ingredients	902	785	15 %
Eliminations	- 82	- 105	
EBITA			
Orkla Brands	**708**	**596**	19 %
Orkla Foods Nordic	287	235	22 %
Orkla Brands Nordic	360	351	3 %
Orkla Brands International	9	- 30	130 %
Orkla Food Ingredients	52	40	30 %
EBITA margin	**12.5 %**	**11.2 %**	

ORKLA

Orkla Brands – several structural activities already completed

Acquisitions		Divestments	
- MTR	- Kolding Salatfabrik	- Russian Snack Company	- Superfish
- Marcia	- Frima Vafler	- Topp Livsmedels-produkter	- Elico
- Uplands Paj	- JB Våfflor	- Chips Food Services (Finland)	- Tekstiler Finland
- Saarioinen	- Naturli Foods	- Empaco	- Guseppe
- Pastella	- Unimix SIA	- Bakehuset Kafe	- Kotlin*
- Molde Bakeri	- Vilmix SIA	- Berthas	- Trope
- Setuza	- Belusa	- Slottslompa	
- Tredo			

** subject to authorisation by Polish competition authorities*

ORKLA

Orkla Aluminium Solutions – The financial performance is suffering as a result of the economic downturn

- Demand has softened radically during the quarter amid turbulence in financial markets
    - Soft demand trigger customer de-stocking
- Price levels for Sapa are holding up relatively well
- Continued good performance for Building System is to some extent offset by operational variability at Heat Transfer
- Cost levels partly adjusted to lower volumes
- Kam Kiu one-offs around NOK 40 million for Sapa Profiles

Orkla Aluminium Solutions
in NOK million

1 Jul - 30 Sep

Revenues	**2008**	**2007**	**Change**
Orkla Aluminium Solutions	**6 696**	**8 776**	**-24 %**
Sapa Profiles	5 247	7 349	-29 %
Sapa HT and BS	1 671	1 666	0 %
Eliminations	- 222	- 239	
EBITA			
Orkla Aluminium Solutions	**92**	**254**	**-64 %**
Sapa Profiles	- 28	114	-125 %
Sapa HT and BS	120	140	-14 %
EBITA margin	**1.4 %**	**2.9 %**	

ORKLA

Market conditions Sapa - US extrusion industry is highly cyclical and more volatile than GDP

Correlation Between YoY US Extrusion Market Growth and US GDP Growth



30 %
20 %
10 %
0 %
-10 %
-20 %
-30 %
Year On Year Growth (%)
1960
1965
1970
1975
1980
1985
1990
1995
2000
2005
Actual
GDP growth
Extrusion market growth

Source: Aluminum Association, Global Insight, and US Department of Commerce

- US consumption down some 25 % from peak 2006
- European consumption down some 10 % from peak 2007
- Further weakening anticipated

ORKLA

Elkem – Profit negatively affected by energy trading and margin squeeze in Primary Aluminium

- Energy trading NOK 120 million down on Q3-07
- Primary Aluminium results hampered by higher raw material costs, aluminium hedges and weak USD
- Still strong silicon markets
- Elkem Solar: NOK 81 million expensed in Q3

Elkem
in NOK million

1 Jul - 30 Sep

Revenues	**2008**	**2007**	**Change**
Elkem	**2 975**	**2 219**	**34 %**
Energy	527	299	76 %
Primary Aluminium	706	596	18 %
Silicon-related	2 014	1 525	32 %
Eliminations	- 272	- 201	

EBITA

Elkem	**214**	**286**	**-25 %**
Energy	76	165	-54 %
Primary Aluminium	- 17	58	-129 %
Silicon-related excl. solar	236	122	93 %
Elkem Solar	- 81	- 59	

EBITA margin	**7.2 %**	**12.9 %**	

ORKLA

Borregaard – strong Energy result offsets weaker markets for Chemicals

- Market for textile cellulose substantially weaker than in 1st half of 2008
  - Price increases continue for other speciality cellulose products
- Process on track for closure of Swiss operations in Q4-2008
- Volume decline in key lignin markets
  - Partly offset by prices and mix
- Better market prices and gains from financial power trading lift results in Energy sector

Borregaard
in NOK million

1 Jul - 30 Sep

Revenues	**2008**	**2007**	**Change**
Borregaard	**1 104**	**1 189**	-7 %
Energy	64	42	52 %
Chemicals	1 086	1 188	-9 %
Eliminations	- 46	- 41	

EBITA

Borregaard	**110**	**116**	-5 %
Energy	58	17	241 %
Chemicals	52	99	-47 %

EBITA margin	**10.0 %**	**9.8 %**	

ORKLA

Orkla Associates

REC

in NOK million

1 Jul - 30 Sep	2008	2007	Change
Revenues	1 919	1 480	30 %
EBITDA	711	643	11 %
EBIT	537	495	9 %
Profit before tax*	1 761	57	

- Revenue growth of 30 %
- EBITDA increased by 11 %, mainly due to higher production and revenues
- Profit before tax in Q3-08 including a positive effect of NOK 1,207 million on embedded derivatives

* Adjusted for change in accounting principles for financial items in 2007

JOTUN

in NOK million

1 Jan - 31 Aug	2008	2007	Change
Revenues	6 739	6 136	10 %
EBIT	807	701	15 %
Profit before tax	792	687	15 %

- Exposure to high-growth markets
- Margin improvements
- Economic downturn affects outlook

Share Portfolio


■ Portfolio □ MSCI Nordic ■ OSEBX ■ S&P 500
4.5 %
-0.2 %
0.2 %
-1.0 %
2008
2005-2008
-19.8 %
-27.6 %
-31.7 %
-35.1 %

Gains and dividends *in NOK million*

2008	1 Jul - 30 Sep	1 Jan - 30 Sep
Unrealised gains	-1 317	-3 058
Net gains/losses excl. write-downs	38	957
Write-downs	-2 170	-3 227
Change in fair value of associates	- 191	- 236
Dividend received	58	455
Tax and interest	63	250
Change in net asset value	**-3 519**	**-4 859**
Market value Share Portfolio	13 763	
Unrealised gains	752	

Cash flow 30 September 2008

Key figures *in NOK million*

1 Jan - 30 Sep	**2008**	**2007**
Industry division:		
Operating profit	3 160	3 115
Net depreciation and replacement	143	893
Changes in net working capital	-1 944	- 808
Cash flow from industrial operations	**1 359**	**3 200**
Cash flow from Financial Investments	**330**	**1 033**
Financial items, net	- 897	- 278
Taxes paid and miscellaneous	-1 113	- 950
Dividends paid and share buybacks	-2 984	-2 751
Net expansion*	-5 500	-6 487
Net cash flow	**-8 805**	**-6 233**
Net interest-bearing debt	**25 244**	**16 969**

* Proceeds of NOK 950 million from sale of Hjemmet Mortensen booked 1 October 2008 – not included in cash flow as of Q3-08

ORKLA

A number of industrial expansion projects completed in 2007 and 2008 – total CAPEX NOK 15 billion

Main projects

REC – increased holding

Elkem Solar

Sauda Power Plant

MTR Orkla Brands

Elkem Mosjøen Anode

≈ Finalised

ORKLA

Strong, increasing profit from Brands & Energy Production


NOK million
Orkla Brands
Energy Production
Other
4 500
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
-
As of Q3-07
As of Q3-08
EBITA

ORKLA

Orkla's financing policy

- Orkla maintains a conservative and flexible financing policy which is compatible with Group Strategy
  - Long-standing and consistent bank relationship strategy
  - No financial covenants
- Stable cash flows and substantial liquid assets ensure debt service and borrowing capacity
- Available long-term, committed reserves shall cover:
  - Loan instalments due next 12 months plus a strategic reserve
- New loans/Facilities typically 5-10 year maturities

ORKLA

Debt maturity profile



Average maturity
4.8 years
NOK million
6 000
5 000
4 000
3 000
2 000
1 000
0
2008
2009
2010
2011
2012
2013
2014
2015
2017-
Drawn facilities
Unutilised credit facilities

ORKLA

Net gearing 0.5 as of 30 September 2008



NOK billion
Net gearing
60
54
48
42
36
30
24
18
12
6
0
-6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
-0.2
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
1Q 08
2Q 08
3Q 08
Equity
Net interest-bearing liabilities
Net gearing

ORKLA



Elkem Solar
Status and future outlook

Managing Director Helge Aasen

ORKLA

Elkem Solar – creating future



Creating future
Lower production cost
Equivalent product quality
Less energy consumption

ORKLA

Elkem Solar has developed a break-through Solar Grade Silicon production process



Metallurgical silicon → **Slag treatment** → **Leaching** → **Solidification** → **Post treatment**

- In-house production only
- Based on Elkem's core competencies

- Three sequential purification steps designed to reduce the level of impurities for critical elements
- Largely based on Elkem's core competencies in high temperature processes, process and equipment design

- Ingots cleaned and sawed into bricks of ~10 kg
- Quality control

The production processes have been verified in our pilot plant over the past three years and are now being industrialised in Kristiansand

Elkem Solar – Attractive technology project

- **Quality equivalent to polysilicon**
  - Strengthened purification capabilities
  - Improved production yield
- **Favorable cost position**
  - Lower kWh/kg and cost per kg than traditional technology
- **Increased investment - CAPEX per MT unchanged**
  - Capacity increase up to approx. 6000 MT from process development
  - CAPEX increased to NOK 4.0 – 4.2 billion
- **Risks going forward**
  - Scale-up from Pilot to Industrial
  - Availability of equipment
- **Several improvements identified for a potential plant 2**

Product verified to fulfil industry requirements on a stand alone basis

Product quality has been our main focus area

- 100% stand alone product is a prerequisite for long term success in the industry
- Testing and qualification in close cooperation with customers and leading R&D institutes

Industrial demo plant has demonstrated stable, low levels of impurities

- Phosphorus: <1,5 ppmw
- Boron: <0,4 ppmw
- Total metallics: < 30 ppmw

Several levers identified to further reduce the impurity levels

Quality of cells equivalent to cells produced using traditional polysilicon

Elkem Solar Silicon vs poly silicon reference (Q-Cells tests)(1)



Efficiency (%)
16
15,8
15,6
15,4
15,2
15
14,8
14,6
14,4
14,2
0
15,52 ± 0,19
15,52 ± 0,14
15,57 ± 0,09
15,53 ± 0,13
15,42 ± 0,10
Reference
33% ESS
40% ESS
60% ESS
100% ESS

No significant difference in quality or efficiency

(1) Solar cells produced at standard industrial lines July 2008

ORKLA

First shipments scheduled by the end of 2008

Elkem Solar start-up schedule



Time
Activity
2006
2007
2008
2009
Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
Pilot production
Orkla investment decision
Plant construction
Commissioning
Start-up/Commercial deliveries
Ramp-up

ORKLA

Majority of production expected in H2 2009

- Ramp-up in 2009
  - Total 2009 production estimated at 1500 - 2500 MT
  - H1 production impacted by standard ramp-up procedures

Ramp-up scenarios



MT per month
600
500
400
300
200
100
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Volume risk mainly related to scale-up and equipment availability

- Break-even EBITA estimated at approx. 2500 MT/year (40 % of capacity)
  - Break-even EBITDA at approx. 1800 MT/year

ORKLA

Elkem Solar - well prepared to ramp-up production

Long term sales contracts are secured...



Contract

- 100% of plant 1 capacity sold until 2012 to Q-Cells and another leading player in the solar industry
- Approximately 50% of plant 1 capacity sold 2012-2018 to Q-Cells

..and a highly competent organization is in place



- A total organization of ~250 employees today – ~150 to be involved in the plant operations
- Extensive training of employees has been carried out on pilot equipment and during commissioning of all process stages

ORKLA

Significant process improvements are identified

- Cell efficiency > 18% has been demonstrated on laboratory level
- Further improvements to Elkem Solars purification processes show scale and capability potential
- 2009 R&D focus
  - Compressing # of process steps
  - Develop feedstock and process for high efficiency cells
  - Technology verification input for basic engineering plant 2

ORKLA

Elkem Solar - first plant is in Kristiansand, Norway (I)

Plant overview


Elkem Carbon
Step 1
Step 2
Step 3
Step 4
Step 5

ORKLA

Elkem Solar - first plant is in Kristiansand, Norway (II)

The construction site



ORKLA

Coming events

19 February 2009	Full year results 2008
23 April 2009	Ordinary General Meeting
6 May 2009	First quarter results 2009

ORKLA

Appendix

ORKLA

Elkem Energy –
Periodic maintenance affects production

- EBITA at NOK 76 million vs. NOK 165 million last year
- EBITA from Energy Trading at NOK -44 million versus NOK 76 million last year
- Energy Production EBITA at NOK 120 million vs. NOK 89 million last year
- Sauda hydro power expansion on-stream at end of Q3


EBITA per quarter - Energy
260
240
220
200
180
160
140
120
100
80
60
40
20
0
Q1 Q2 Q3 Q4
2005
2006
2007
2008

ORKLA

Elkem Primary Aluminium - Weak USD, higher raw material costs and hedges temporarily hamper earnings

- Favorable long-term power- and alumina contracts provide platform for future profitability
- EBITA in Q3 negatively impacted by:
  - Weak USD
    - NOK 15 million vs. Q3-07
  - Metal hedges
    - NOK 88 million in Q3-08
    - Unrealised loss of NOK 477 million
  - Higher energy and raw material costs
    - NOK 70 million vs Q3-07
- Hedge impact decreasing throughout 2009



EBITA per quarter - Primary Aluminium
160
140
120
100
80
60
40
20
0
-20
Q1 Q2 Q3 Q4
2005
2006
2007
2008



Realised & unrealised LME hedge
2008
2009
2010
2011
Q1 Q2 Q3 Q4
MNOK
0
-10
-20
-30
-40
-50
-60
-70
-80
-90
-100
Based on LME and USD forward market per 01.10.2008
Realised Unrealised

ORKLA

Elkem Silicon-related

- Good markets

- EBITA (excl. Solar) at NOK 236 million, up NOK 114 million on Q3-07
- Silicon metal markets still strong in Q3
- Strong demand for ferrosilicon and foundry products
  - Competitive cost base

Silicon-related
in NOK million

1 Jul - 30 Sep	2008	2007	Change
Revenues	2 014	1 525	32 %
EBITA ex Elkem Solar	236	122	93 %
EBITA Elkem Solar	- 81	- 59	
Total EBITA	155	63	146 %
EBITA margin	7.7 %	4.1 %	

ORKLA

Financial items

ORKLA

Balance sheet 30 Sep 2008

Key figures *in NOK million*

	30.09.2008	31.12.2007
Intangible assets	16 605	16 626
Property, plant and equipment	25 655	21 481
Financial non-current assets	16 562	14 999
Non-Current assets	**58 822**	**53 106**
Inventories	9 433	8 533
Receivables	14 416	12 628
Share Portfolio etc.	13 819	17 559
Cash and cash equivalents	2 932	2 966
Current assets	**40 600**	**41 686**
Total assets	**99 422**	**94 792**
Paid-in equity	1 990	2 002
Earned equity	46 255	50 661
Minority interests	2 686	2 601
Equity	**50 931**	**55 264**
Provisions	6 008	6 142
Non-current interest-bearing liabilities	25 777	16 093
Current interest-bearing liabilities	2 578	3 188
Other current liabilities	14 128	14 105
Equity and liabilities	**99 422**	**94 792**
Equity to total assets ratio	51.2 %	58.3 %
Net gearing	0.5	0.3

ORKLA

Funding Sources



Unutilised credit facilities 25 %
Bonds and CP 27 %
8.6
9.1
16.4
Banks 48 %

Figures in NOK billion

ORKLA

Currency translation effects

in NOK million

Revenues	**Q3-08**	**As of Q3-08**
Orkla Brands	11	-212
Orkla Aluminium Solutions	27	-898
Elkem	-14	-143
Borregaard	-5	-75
Total	**19**	**-1 328**

EBITA	**Q3-08**	**2007**
Orkla Brands	2	-7
Orkla Aluminium Solutions	11	-20
Elkem	-1	-15
Borregaard	-2	-13
Total	**10**	**-55**

ORKLA

Largest holdings in the Share Portfolio

Market value *in NOK million*

per 30 Sep 2008

Principal holdings	Industry	Market value	Share of portfolio (%)	Share of equity (%)
Tomra Systems	Industry	718	5 %	15.5 %
Hennes & Mauritz	Retailing	485	3 %	0.3 %
Rieber & Søn	Food	485	3 %	15.6 %
Vimpelcom-SP ADR	Telecommunication	429	3 %	0.4 %
DnB NOR ASA	Bank	384	3 %	0.6 %
Elekta B	Medicine-Technology	354	3 %	3.9 %
Amer Group	Consumer Goods	337	2 %	6.5 %
Nokia A	Telecommunication	330	2 %	0.1 %
Tandberg	IT	328	2 %	3.7 %
Network Norway AS	Telecommunication	307	2 %	26.2 %
Total principal holdings		4 157	30.2 %	
Market value of entire portfolio		**13 763**		

ORKLA

Share Portfolio key figures

Key figures *in NOK million*

	30 Sep 08	31 Dec 07	Change 08
Market value portfolio	13 763	17 513	-3 750
Unrealised gains before tax	752	3 810	-3 058
Share of portfolio invested			
- outside Norway	59 %	55 %	4 % pts
- in listed companies	83 %	85 %	-2 % pts

ORKLA

Net financial items

Key figures *in NOK million*

1 Jan - 30 Sep	2008	2007	Full year 2007
Net interest expenses	-592	-537	-704
Currency gain/loss	11	22	32
Other financial items, net*	60	1 158	1 112
Net financial items	**-521**	**643**	**440**

* Major effects in 2007 (full year):
-Gains from sale of shares in Mecom (NOK 311 million), financial interest in Good Energies' sale of REC shares (NOK 270 million) and interest in real estate projects on Fornebu (NOK 261 million)
- According to IFRS changes in the fair value of the put options issued in REC had to be recognised in the income statement with NOK 422 million in 2007. These options were terminated in Q1-08.

ORKLA



ORKLA

Third Quarter 2008

CONTENTS



THIRD QUARTER 2008

More information about Orkla at **www.orkla.com/ir**

THE THIRD QUARTER IN BRIEF

- Orkla's operating profit (EBITA) for the third quarter came to NOK 1,003 million (NOK 1,232 million)[1], whereas EBITA so far this year amounted to NOK 3,295 million (NOK 3,893 million)[1].
- Orkla Brands had a good quarter and the positive profit trend from the first and second quarters continued with a growth in EBITA of 19 % in the quarter. Year-to-date EBITA is 17 % better than last year.
- The profit for Orkla Aluminium Solutions is affected by weak markets with a decline in volume of extrusions in both the USA and Europe. Heat Transfer and Building System had a satisfactory profit and has been less affected by the financial crisis and lower economic growth.
- Orkla Materials had an EBITA in the third quarter that was NOK 78 million weaker than in the third quarter a year ago. Losses in energy trading and poor results in primary aluminium were only partly counteracted by continued high prices and profit growth for its silicon business.
- Within Orkla Associates, REC had an increase in EBITDA in the third quarter of 11 % to NOK 711 million, while Jotun had an increase in EBITA of 15 % to NOK 807 million per the second four-month period.
- So far in 2008, the Share Portfolio had a return of -27.6 % compared with -31.7 % for Morgan Stanley Nordic Index (Oslo Børs Benchmark Index -35.1 %). Orkla Financial Investments had a net book loss in the Share Portfolio of NOK -2,323 million (NOK 1,398 million)[1] in the third quarter, of which accounting writedowns as a result of impairment losses in portfolio investments amounted to NOK 2,170 million. This is the main explanation why the Group's results before tax came to NOK -955 million in the third quarter (NOK 2,234 million)[1].
- The Group has a strong balance sheet with an equity ratio of 51.2 % and net gearing of 0.5. The Group also has a robust financing structure with long-term committed drawing facilities that more than adequately cover the refinancing needs for 2009 and 2010.

[1] Figures in brackets are for the corresponding period in the previous year.

KEY FIGURES FOR THE ORKLA GROUP

	1.1. - 30.9.		1.1. - 31.12.	1.7. - 30.9.	
Amounts in NOK million	2008	2007	2007	2008	2007
Operating revenues	**51,072**	45,732	63,867	**16,559**	17,795
Operating profit (EBITA)[1]	**3,295**	3,893	5,112	**1,003**	1,232
Profit/loss before tax	**2,424**	8,792	10,059	**(955)**	2,234
Earnings per share (diluted) (NOK)	**1.3**	7.1	8.1	**(1.2)**	1.7
Cash flow from operations	**1,359**	3,200	4,443	**202**	1,313
Net interest-bearing liabilities	**25,244**	16,969	16,178		
Equity ratio (%)	**51.2**	57.6	58.3		
Net gearing	**0.50**	0.32	0.29		

[1] Before amortisation, restructuring and significant impairments


OPERATING REVENUES
NOK million
20 000
16 000
12 000
8 000
4 000
0
13 888
16 049
17 795
18 135
16 944
17 569
16 559
1Q07 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08


EBITA*
NOK million
1 800
1 200
600
0
1 467
1 194
1 232
1 219
1 062
1 230
1 003
1Q07 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08

EBITA = Earnings before amortisation, restructuring and significant impairments

THE GROUP

Orkla's operating revenues came to NOK 16,559 million (NOK 17,795 million)[1] in the third quarter. After correcting for the consolidation of four months of Alcoa's former extrusion operations effective in the third quarter of 2007, the operating revenues was at approximately the same level as last year. So far this year, the operating revenues has come to NOK 51,072 million (NOK 45,732 million)[1]. This growth is primarily due to the consolidation of Alcoa's former extrusion operations in Orkla Aluminium Solutions effective from 1 June 2007.

Both Orkla Brands and Orkla Materials had an underlying[2] growth in operating revenues during the quarter. Also in the third quarter, the Norwegian kroner was substantially stronger measured against USD than last year, whereas it was somewhat weaker measured against the Euro. Net currency translation effects lifted operating revenues by NOK 19 million during the quarter, whereas the effect at the close of the third quarter was NOK -1,328 million.

The Group's EBITA for the third quarter came to NOK 1,003 million (NOK 1,232 million)[1], whereas year-to-date EBITA amounted to NOK 3,295 million (NOK 3,893 million)[1]. Orkla Brands is relatively less exposed to the international financial crisis and lower economic growth, and this business also had very good profit growth in the third quarter. Among the remaining businesses, Sapa Profiles and Orkla Financial Investments in particular have been negatively affected by this crisis during the quarter, and these had EBITAs that were NOK 142 million and NOK 76 million lower respectively than in the same period last year. EBITA in Sapa Profiles were diminished by NOK -40 million in non-recurring costs related to the unrealised acquisition project Kam Kiu in China. Naturally, the profit/loss from financial power trading may fluctuate considerably, and even be negative at times. In the third quarter, EBITA from this power trading in Elkem came to NOK -44 million compared with a profit of NOK 76 million last year. Elkem Aluminium had a poor result caused by a weak USD and increased prices on input factors. In addition, a higher percentage of hedge contracts were realised at lower prices in the second half of 2008 than in the first half. There is still a good market for silicon and ferrosilicon metal, and the silicon business had profit growth of NOK 92 million during the quarter. Borregaard had a profit at the same level as last year, but also here it was noted that demand is declining in some market segments. Demanding markets and reduced activity for Orkla Finans caused that Orkla Financial Investments had EBITA in the third quarter that was NOK 76 million lower than a good third quarter in 2007. The Group's EBITA was negatively affected by currency translation effects of NOK -55 million so far this year, whereas the effects in the quarter have been positive with a gain of NOK 10 million.

Orkla's stakes in REC (39.73 %) and Jotun (42.5 %) are presented according to the equity method on the line for associates. The contribution from associates to Group profit so far this year amounted to a total of NOK 1,905 million (NOK 843 million)[1], whereas the contribution in the quarter came to NOK 573 million (NOK 197 million)[1]. Of this, the year-to-date contribution from REC to Orkla's profit amounted to NOK 776 million (NOK 610 million)[1], of which NOK 496 million (NOK 123 million)[1] was the contribution in the third quarter.

At the close of the third quarter, the Share Portfolio had a return of -27.6 % compared with -31.7 % for the Morgan Stanley Nordic Index (-35.1 % for Oslo Børs Benchmark Index). Gross portfolio gains of NOK 38 million were realised in the quarter, but due to impairment charges of NOK -2,170 million under IFRS, net realised portfolio gains and changes in the fair value of associates amounted to NOK -2,323 million (NOK 1,398 million)[1]. Dividends received in the third quarter amounted to NOK 58 million (NOK 65 million)[1].

So far this year, Orkla's profit per share (diluted) was NOK 1.3. The key figure has been negatively affected by NOK -3.2 from impairment charges on portfolio investments. At the same time, there were high portfolio gains in 2007, which caused that the profit per share (diluted) in the same period last year amounted to NOK 7.1.

The Group's overall tax charge is considerably affected by the Financial Investments division's share of the profit/loss before tax. The most substantial part of the profit/loss from the Financial Investments division is exempt from taxation. In 2008, the Financial Investments division had a large accounting loss, which will therefore not be deductible either. In such a case, the Group's tax charge will appear to be especially high and based on the situation after the third quarter a tax charge of about 40 % for the year in total is estimated.

THE BUSINESS AREAS

ORKLA BRANDS

	1.1. - 30.9.		1.1. - 31.12.	1.7. - 30.9.	
Amounts in NOK million	2008	2007	2007	2008	2007
Operating revenues	16,657	16,076	22,253	5,646	5,326
EBITA	1,786	1,522	2,218	708	596
EBITA margin (%)	10.7	9.5	10.0	12.5	11.2

- Profit growth driven by good underlying[2] profit performance for several of the major companies
- Price increases to compensate for a considerable cost increase related to factors such as raw materials, labour, transport and energy
- Sale of businesses in Orkla Brands International

Operating revenues in the third quarter came to NOK 5,646 million (NOK 5,326 million)[1]. There was an underlying[2] revenue increase of 7 % in the quarter, primarily driven by price increases. EBITA was NOK 708 million (NOK 596 million)[1]. There was underlying[2] profit growth of about 20 %, which is on a level with the growth in the second quarter.

The positive profit performance from the second quarter continued and all four business units had underlying[2] profit growth. Important explanatory variables for the growth during the quarter are that necessary price increases on finished products have been carried out, and that there have been positive effects from internal efforts to promote improvement. This is primarily related to reduced production costs and continuous improvements in the whole value chain.

Internationally, there has been a fluctuating price trend for raw materials. There is great uncertainty related to the future trend in

[1] Excluding acquisitions, divestments and currency translation effects.

the international raw material prices. Norwegian agricultural products have risen in price as a result of the collective agricultural agreement. There will be further increases in Norwegian raw material prices at year end. Orkla Brands is still experiencing a high cost increase related to labour.

Orkla Brands International has carried out a number of structural measures in Eastern Europe. Superfish (Poland) was sold at the end of 2007; Guseppe (Czech Republic) and Kotlin and Elbro (both in Poland) were sold and agreed to be sold in the third quarter. The latter two companies must be granted approval by Polish competition authorities.

Losses through the sale of Guseppe and a revenue recognition of parts of a too high provision that was made in the fourth quarter of 2007 related to the liquidation of the Swedish food business, Topp, have an overall neutral effect on the line for "restructuring and significant impairments" in the quarter.

In the third quarter several new products were launched. Among the most important were Grandiosa Pizzasnurrer (Stabburet), Doc Slærk (Nidar) and Wool Collection (Pierre Robert).

Orkla Foods Nordic

In the third quarter, Orkla Foods Nordic had operating revenues of NOK 2,392 million (NOK 2,308 million)[1]. Underlying[2] growth in revenue was about 5 %. Third-quarter EBITA was NOK 287 million (NOK 235 million)[1], and underlying[2] growth in profits was approximately 27 %. Equally high growth cannot be expected in the coming months.

In the third quarter, there was also good underlying[2] growth in profit for the two biggest divisions, Stabburet and Procordia. Bakers (Norway) had growth in profits, but the profitability is still at a low level. In Finland and the Baltic States, there was growth in both operating revenues and EBITA. Abba Seafood (Sweden) and Beauvais (Denmark) had some decrease in profits in the quarter. The market shares for Orkla Foods Nordic are in total somewhat reduced relative to the same period last year.

Orkla Brands Nordic

In the third quarter, Orkla Brands Nordic had operating revenues of NOK 1,869 million (NOK 1,810 million)[1], equivalent to underlying[2] growth of about 6 %. EBITA in the third quarter came to NOK 360 million (NOK 351 million)[1], and underlying[2] growth in profits was about 5 %.

All of the businesses had sales growth. Tekstiler and Lilleborg Profesjonell, both of which have many new design concepts and products on the market, enjoyed an especially good trend. Most of the businesses had profit growth. Despite increased competition, Lilleborg's EBITA was on a level with the previous year. Kjeks had good profit growth that can be related to a good innovation programme in Norway. In Snacks, the price increases have not been sufficient to compensate for increased raw material prices. Overall market shares for Orkla Brands Nordic declined slightly.

Orkla Brands International

In the third quarter, Orkla Brands International had operating revenues of NOK 565 million (NOK 528 million)[1], and underlying[2] growth was about 19 %. Third-quarter EBITA came to NOK 9 million (NOK -30 million)[1]. Underlying[2] profit growth was a little less than NOK 40 million.

In the third quarter, there was sales and profit growth in Krupskaya, SladCo and MTR Foods. The growth in Krupskaya and SladCo in Russia was partly driven by increased sales cooperation, where Krupskaya sells SladCo-products in its domestic market in the St. Petersburg area. Both of the businesses experienced continued significant cost increases in the quarter, but this will be compensated to an increasing extent by further price increases on the finished products. Felix Austria and Orkla Foods Romania had sales growth, but EBITA was on a level with the corresponding period last year.

Orkla Food Ingredients

In the third quarter, Orkla Food Ingredients had operating revenues of NOK 902 million (NOK 785 million)[1], and there was underlying[2] growth of about 7 %. EBITA in the third quarter came to NOK 52 million (NOK 40 million)[1]. The underlying[2] growth in profit was about 25 %.

Also in the third quarter Orkla Food Ingredients succeeded in passing on increases in raw material prices to the market, and most of the businesses reported higher profits. KåKå Cz (Czech Republic), the Dragsbæk Group (Denmark/foreign subsidiaries) and Idun Industri (Norway) had the biggest growth.

In August, Orkla Food Ingredients purchased the Slovakian margarine company, Belusa. The new company, Belusa Foods, will have a yearly turnover of about NOK 120 million and 58 employees.

ORKLA ALUMINIUM SOLUTIONS

	1.1. – 30.9.		1.1. – 31.12.	1.7. – 30.9.	
Amounts in NOK million	**2008**	2007	2007	**2008**	2007
Operating revenues	**21,670**	18,165	25,335	**6,696**	8,776
EBITA	**799**	982	1,187	**92**	254
EBITA margin (%)	**3.7**	5.4	4.7	**1.4**	2.9

- Substantial decline in volume, but better margins than expected. A further decline in sales volume is expected
- Stiffer competition in most markets will result in pressure on prices
- Strong focus on costs in all units and adjustments will be carried out in order to adapt the organisation to weaker demand in the markets

Operating revenues in the third quarter came to NOK 6,696 million (NOK 8,776 million)[1]. The operating revenues in the third quarter of 2007 was affected by the consolidation of Alcoa's former extrusion operations, effective from 1 June (four months). Corrected for this, the operating revenues in the third quarter was about 11 % lower than last year, which is related to the weaker markets, primarily for the extrusion operations, but the other operations are also noticing the slowdown in the world economy. EBITA closed at NOK 92 million compared with NOK 254 million in 2007. The results were diminished by NOK -40 million in non-recurring costs related to the unrealised

acquisition project Kam Kiu in China.

The quarter was negatively affected by the fact that both July and August are traditionally holiday months, which entails lower activity during these months. In addition, many customers extended their holiday period compared with previous years. In September, which is normally a stronger month, the activity did not pick up appreciably, the main reason being the global financial turbulence. There was a slight tendency toward stabilisation in the markets near the close of the second quarter, but the events in recent months have changed that, so that further signs of a slowdown can now be observed in most markets. High production costs have resulted in extra pressure on the margins in all markets, and the low volumes make it more difficult to adjust costs. Most units have had to make dismissals and laid off all temporary personnel in order to meet lower volumes. Planned restructuring projects are carried out on an ongoing basis.

The stabilisation of the North American market that was observed in the first part of the third quarter is now threatened because the turbulence in the financial markets is being reflected in the real economy. A further slowdown in the building and construction market is now expected, at the same time as the housing market is no longer expected to have a positive trend in the current year. All markets are expected to remain at low levels with very few strong segments. The market shares in the North American market, however, are stable or rising as a result of good utilisation and operation. A weaker demand in the previously strong Nordic market is also expected now in the latter part of the year. The downward trend has come faster than expected, and pressure on prices can be expected in the Swedish market. The British market has seen a downward trend in the building and construction industry and in formerly strong niche segments in the automotive industry. Big companies are placed in administration, and the market is uncertain with regard to the further trend. The markets in both Central and Southern Europe are experiencing tough competition with increased pressure on prices. Operations at the Noblejas plant in Spain have been closed down in the quarter, in keeping with approved restructuring plans. On the brighter side, there is still good performance in the solar industry, even though volumes have been low. The Chinese market has also remained strong throughout the third quarter and is still experiencing relatively good growth. However, the general slowdown in the automotive market is now affecting China as well, and the competition is growing, with increased pressure on prices. Positive growth figures are still expected, but at a lower rate than before.

Sapa Profiles

Sapa Profile's operating revenues for the third quarter came to NOK 5,247 million (NOK 7,349 million)[1], whereas EBITA amounted to NOK -28 million (NOK 114 million)[1]. However, corrected for NOK 40 million in non-recurring costs related to the acquisition analysis of Kam Kiu, the quarterly result is positive. Volumes delivered during the quarter amounted to 170,000 tonnes compared with 200,000 tonnes in 2007. The decline is driven by the weak market trend. Measures are taken in order to adjust the cost-level to lower volumes in all units. Sapa Profiles in Sweden has initiated measures that reduce the workforce in line with the market trend. Restructuring processes that entail reducing the workforce are en route in Spain and Portugal as well.

Sapa Heat Transfer & Building System

Sapa Heat Transfer og Building System's operating revenues for the third quarter came to NOK 1,671 million (NOK 1,666 million)[1], whereas EBITA amounted to NOK 120 million (NOK 140 million)[1]. Sapa Heat Transfer had a volume of 33,000 tonnes in the third quarter.

ORKLA MATERIALS

	1.1. – 30.9.		1.1. – 31.12.	1.7. – 30.9.	
Amounts in NOK million	2008	2007	2007	2008	2007
Operating revenues	**12,208**	10,417	14,891	**4,076**	3,403
EBITA	**999**	1,370	1,732	**324**	402
EBITA margin (%)	**8.2**	13.2	11.6	**7.9**	11.8

- Poor results from Elkem Aluminium due to a weak dollar, and higher power-, freight- and raw material costs
- Weaker results for Elkem Energi so far this year due to losses in the trading business
- Recognised costs at Elkem Solar year to date came to NOK 243 million compared with NOK 118 million in the same period last year
- Market prices for Silicon and Ferrosilicon have stayed at a high level throughout the third quarter
- For Borregaard, weaker markets for cellulose used in textile production and a volume decrease in important lignin segments resulted in lower profits for the chemicals business

Elkem

Elkem's operating revenues in the third quarter came to NOK 2,975 million (NOK 2,219 million)[1]. EBITA was NOK 214 million, a reduction of NOK 72 million relative to the same period last year. Poorer results in energy trading accounted for NOK -120 million of the difference in profit, while Elkem Aluminium had a third-quarter profit that was NOK 75 million lower than last year. Despite NOK 22 million in higher recognised costs at Elkem Solar, the silicon-related units had an improvement in profits of NOK 92 million compared with the same period last year.

The profits for primary aluminium were lower than in the third quarter last year, primarily due to increased power-, freight- and raw material costs in addition to a weaker dollar. The increased cost base was not sufficiently compensated for by higher prices since a substantial part of the sales volumes was hedged below market prices. The average price of aluminium for three-month delivery on the London Metal Exchange (LME) in the quarter was USD 2,838 compared with USD 2,605 in the third quarter of 2007. A loss of NOK 88 million on metal hedges was realised in the third quarter. The hedged volume in the fourth quarter is somewhat higher than in the third quarter, and the hedged price in the fourth quarter is equivalent to the hedged price in the third quarter. The volume produced from the foundry totalled 86,000 tonnes on a 100 % basis.

Energy operations had poorer results than in the third quarter last year. EBITA from trading was NOK -44 million, which was NOK 120 million lower than in the same period in 2007. Production in the quarter was 782 GWh, which is 38 GWh lower compared to last year. The reduction was mainly due to lower inflow from precipitation to the reservoirs.

Despite increased recognised costs of NOK 22 million at Elkem Solar, the total profit for the silicon-related units was considerably higher than in the third quarter last year. The recognised costs at Elkem Solar were NOK 81 million in the third quarter and have totalled NOK 243 million so far this year. Higher prices for Silicon and Ferrosilicon have been achieved in this quarter than in the previous quarters, and this has had a positive effect on the profit performance. Elkem Chartering realised a time charter contract during the quarter with a positive non-recurring effect on profits equivalent to NOK 20 million.

Elkem Solar is a comprehensive technology project where further development of technology and processes has taken place simultaneously with the construction of the first industrial plant in Kristiansand. The quality of Elkem Solar's materials has been improved through ongoing development work, and quality tests both internally and with customers show the same cell efficiency as for polysilicon. The plant's capacity has also increased by 15-20 % so that the production volume at full capacity will be approximately 6,000 tonnes. Simultaneously, however, the investment in the first plant also increased to roughly NOK 4.0-4.2 billion. As of the third quarter, the industrial plant was 93.6 % mechanically completed.

Borregaard

Borregaard's operating revenues in the third quarter of 2008 came to NOK 1,104 million (NOK 1,189 million)[1]. The underlying[2] reduction is 7 % from last year. EBITA was NOK 110 million (NOK 116 million)[1]. Year to date, operating revenues has come to NOK 3,569 million (NOK 3,443 million)[1], and the underlying[2] increase is 6 %. EBITA after three quarters is NOK 352 million compared with NOK 272 million last year.

The chemicals business had a decline in third-quarter EBITA from NOK 99 million last year to NOK 52 million this year. The decline applies to all main segments, where price increases do not fully compensate for higher raw material and energy costs and unfavourable currency exchange rates.

As expected, the market for cellulose used in textile production was considerably weaker than in the first half, but in total, the prices for special cellulose were somewhat higher than in the same quarter last year. Nevertheless, strong growth in both fixed and variable costs caused that results were poorer. In the lignin operations, the sales volume was 12 % lower than last year as a result of lower demand, especially from the construction industry in some parts of Europe and America. An altered operational and logistical pattern related to measures following the outbreak of Legionella in Sarpsborg had a negative effect on profits, and efforts are now being made to come up with more long-term solutions that should eliminate the risk of Legionella at the plant. The decline in volume was partly counteracted by a satisfactory trend in price and product mix. In the Ingredients business, a price increase in aroma and yeast products had a positive effect on profits. A continued positive market trend in Denomega was counteracted by high costs associated with expansion. The first commercial deliveries of Omega-3 products from the new plant in Ålesund took place during the quarter. The fine chemicals business in Italy has demanding market conditions and profitability is under pressure.

The energy business had good growth in profits to an EBITA of NOK 58 million (NOK 17 million)[1]. This is due to higher market prices than in the same quarter last year and a greater contribution from financial power trading. In addition, inflow above the normal level has increased the power production at the run-of-river hydropower plants.

During the quarter, Borregaard has introduced a closure process for the production of cellulose in Switzerland with a view to shut down production during December 2008. Efforts are being made to liquidate the business in a way that preserves the inherent value of production equipment, buildings and sites.

ORKLA ASSOCIATES

	1.1. - 30.9.		1.1. - 31.12.	1.7. - 30.9.	
Amounts in NOK million	**2008**	**2007**	**2007**	**2008**	**2007**
Profit/loss from associates	**1,905[1]**	843	848	**573**	197
Of which Renewable Energy Corporation (REC)	***776***	*610*	*607*	***496***	*123*

[1] Of which NOK 830 million were a profit from the sale of a 40 % stake in Hjemmet Mortensen

Orkla Associates primarily consists of investments in the Renewable Energy Corporation ASA (REC) (39.73 % stake) and Jotun AS (42.5 % stake). The figures below are on a 100 % basis.

REC's third-quarter operating revenues totalled NOK 1,919 million, 30 % higher than last year, while EBITDA in the quarter was NOK 711 million compared to NOK 643 million in 2007. Compared to last year, currency development had negative translation effects on operating revenues and EBITDA of NOK -35 million and NOK -32 million respectively. At the same time, NOK 56 million more is charged to EBITDA as expansion costs than in the third quarter last year. Profit before tax was NOK 1,761 million compared with NOK 57 million in 2007. Embedded derivatives in individual sales contracts had a positive effect of NOK 1,207 million on profits during this quarter, whereas this effect was NOK -394 million in the third quarter last year.

REC Silicon and REC Solar continued to report solid growth in the third quarter in both operating revenues and production. However, EBITDA was negatively affected by a planned production shutdown and expansion costs. Together with increased variable costs based on lower capacity utilisation than expected, this resulted in a somewhat lower margin in the quarter than last year. Compared with the previous quarter, operating revenues and EBITDA were reduced as a result of a shutdown in wafer production.

REC has signed a long-term contract for delivery to Taiwan worth NOK 2.6 billion. At the third quarter of 2008, REC had a long-term contract portfolio of over NOK 60 billion.

The Jotun Group has continued its progress. As in previous periods, high shipbuilding activity, major projects in oil and gas and considerable construction activity in the Middle East are contributing to the positive trend. Operating revenues increased per the second four-month period by 10 % compared with the same period last year. There was growth

in all divisions. At the same time, EBIT improved by 15 %. High raw material prices and a relatively weak US dollar contributed to a certain amount of pressure on margins in most segments. Given that few markets will avoid a global recession, Jotun expects to be affected by the general economic trend going forward. It is still too early to predict the extent to which this will take root. Regardless, the Jotun Group will pursue a strategy of long-term growth, which entails, among other things, the opening of a new factory in Korea during the first half of 2009 together with plans for the construction of a factory in Libya.

ORKLA FINANCIAL INVESTMENTS

	1.1. – 30.9.		1.1. – 31.12.	1.7. – 30.9.	
Amounts in NOK million	2008	2007	2007	2008	2007
EBITA	(71)	182	237	(42)	34
Dividends	455	718	1,076	58	65
Gains and losses/writedowns					
the Share Portfolio	(2,506)	3,290	3,627	(2,323)	1,398

Profit/loss before tax came to NOK -2,210 million (NOK 1,572 million)[1] in the third quarter.

The Share Portfolio had a return per third quarter of -27.6 % compared with -31.7 % for the Morgan Stanley Nordic Index and -35.1 % for the Oslo Børs Benchmark Index. The market value of the Share Portfolio was NOK 13,763 million after a net purchase of shares of NOK 804 million during the quarter. Unrealised gains amounted to NOK 752 million in the third quarter.

Gross realised gains in the quarter came to NOK 38 million, but due to writedowns of NOK 2,170 million, realised portfolio gains and changes in the fair value of associates amounted to NOK -2,323 million (NOK 1,398 million)[1]. Dividends received amounted to NOK 58 million (NOK 65 million)[1].

The Share Portfolio is presented in the accounts as a short-term asset at fair value. Shares and units where the Group owns less than 20 % are recognized at fair value as available for sale with changes in value taken directly to equity, whereas shares and units in companies where the Group owns between 20 % and 50 % are recognised as associates with changes in value recognised in the income statement. Items in the Share Portfolio defined as available for sale at a lower value than book value, are written down in the income statement if the impairment is significant or long-term. The writedown cannot be reversed in the income statement until the value is realised. Especially the writedown criteria at persistently lower value than book value may entail further writedowns in the future, even if the market and market values should rise.

The turbulence in the financial markets affected Orkla Finans during the quarter. Third-quarter operating revenues totalled NOK 34 million (NOK 41 million)[1] and EBITA was NOK -21 million (NOK -7 million)[1].

Orkla Eiendom had a profit/loss before tax in the quarter of NOK -12 million (NOK 66 million)[1], a decline that must be viewed in connection with the good third quarter last year.

CASH FLOW AND FINANCIAL SITUATION

Cash flow from operating activities totalled NOK 202 million in the third quarter, compared with NOK 1,313 million in the same quarter last year. The decrease was mainly due to a negative trend in working capital as a result of increases in the value of trade debtors and inventory. Price increases in both raw materials, finished products and other input factors resulted in increased tied-up capital in most of Orkla's business areas. Net replacement investments were also somewhat higher than in the same period last year, primarily due to the ongoing efficiency enhancement processes in Orkla Aluminium Solutions.

Financial items paid were NOK -261 million in the third quarter compared with NOK -138 million at the same point last year. Increased interest costs related to higher interest bearing debt explain the greater part of the change.

Expansion investments of NOK 1,079 million in the quarter were primarily related to projects in Elkem. The construction of Elkem Solar is clearly the largest, although there were also outgoings related to completion of the hydropower development at Sauda.

Net purchases of portfolio shares totalled NOK 804 million in the third quarter as against net sales of NOK 1,282 million in the same period last year. In the quarter the dividend payments for the year were completed through the payment of withholding tax on dividends to foreign shareholders amounting to NOK 137 million.

After expansion and net portfolio gains, the Group had a negative net cash flow of NOK 2,341 million in the third quarter. Allowing for negative currency translation effects, net interest-bearing liabilities increased by NOK 2,595 million during the quarter. The settlement from the sale of the shares in Hjemmet Mortensen had a value date of 1 October 2008 and thus are not included in the reported cash flow for the third quarter. Allowing for the sales price of NOK 950 million, the net interest-bearing liabilities would have shown an increase of NOK 1,645 million.

The average borrowing rate for the Group's net interest-bearing liabilities in the third quarter was 5.2 %. The liabilities all have floating interest rate terms and are mainly distributed among the currencies NOK, SEK, EUR, DKK and USD.

Group balance sheet assets rose by NOK 4.6 billion compared with the end of 2007, mainly as a result of expansion investments, but also driven by an increase in the value of trade debtors and inventory. Allowing for the settlement for the shares in Hjemmet Mortensen on 1 October, the balance sheet assets have risen by NOK 3.7 billion since the start of the year.

OTHER MATTERS

The Group has carried out impairment tests for all intangible assets with indefinite useful life and for all goodwill. As of the third quarter, a permanent impairment with a need for writedowns had not been ascertained. However, the preparation and presentation of the accounts for the third quarter is occurring in a very turbulent market, and several

of the assumptions on which the impairment tests are based may change in the future. Therefore there will be further work with the impairment tests in the fourth quarter. Assumptions about both interest rates and the real economy will be reviewed and possibly adjusted in keeping with the market trend, and budgets and plans for the coming years will be simultaneously updated in keeping with new constraints.

The main market for Borregaard's cellulose business in Switzerland has shown a diminishing demand and a rapid drop in prices throughout the third quarter and on into 2009. Even though a number of improvement measures have been implemented, it is not very likely in the current market situation that operating procedures that can ensure adequate profitability in the coming years, can be established. A process has therefore been initiated with the aim of liquidating the business. This process is expected to be concluded in the fourth quarter. A preliminary assessment shows that the value of the property and buildings will primarily correspond to book values of non-current assets and liquidation costs. In keeping with IFRS, however, liquidation costs will have to be recognised as expenses in the fourth quarter, while gains from the sale of real estate and buildings will most likely come in subsequent periods.

OUTLOOK

The crisis in the financial sector has developed rapidly during the autumn and real fear arose in the market of a serious collapse in the global financial system. After extensive and partly coordinated measure from central banks and authorities, together with clear signals from the same entities that they will do what is necessary to prevent a collapse, the risk of a serious systemic crisis is regarded as somewhat diminished.

With its diversified portfolio and sound balance sheet, Orkla is well equipped to handle weaker market trends.

Orkla Brands and energy production, which represent about 52 % of EBITA in 2007 are expected to be affected to a smaller extent by the weak business conditions.

Orkla Aluminium Solutions expects further decreases in volume for its extrusion operations in the USA and Europe and Sapa Profiles therefore expects continued poor results in the short term. Sapa Heat Transfer and Sapa Building System have a customer and product portfolio that are expected to give a more satisfactory profit-performance.

Orkla Materials is still experiencing strong markets and good prices for silicon metals. Aluminium prices have fallen in the third quarter due to lower demand, and in combination with an increased cost level, this will result in lower margins for the unhedged volumes as well. For historical reasons, Elkem Aluminium has sold significant parts of its volume on forward contracts at a lower price than the current LME price. The negative effect from the hedges will increase in the short term as a result of high realisation of hedged amounts in the second half of 2008. Energy prices have developed favourably during the quarter, but the outlook in the coming months is more uncertain. Borregaard expects weaker markets for certain parts of the chemicals business.

The persistent turbulence in the financial markets affects Orkla Financial Investments through the value of the Share Portfolio, but also through a lower activity level in Orkla Finans. Writedowns have been made in the Share Portfolio so far in 2008 and additional weakening will prompt further writedowns.

The Group has a total annual exposure to the USD and EUR of NOK 500 and NOK 200 million respectively. A weaker Norwegian krone relative to both EUR and USD will give positive currency translation effects in the coming months, but this effect will come gradually because the contracts that have been signed and predictable cash flows are hedged continually.

The Group has a strong balance sheet with an equity ratio of 51.2 % and net gearing of 0.5. The Group also has a robust financing structure with long-term committed drawing facilities that more than sufficiently cover the refinancing needs for 2009 and 2010.

Oslo, 30 October 2008
The Board of Directors of Orkla ASA

CONDENSED GROUP INCOME STATEMENT

	1.1. - 30.9.		1.1. - 31.12.	1.7. - 30.9.	
Amounts in NOK million	2008	2007	2007	2008	2007
Operating revenues	**51,072**	45,732	63,867	**16,559**	17,795
Operating expenses	**(46,204)**	(40,335)	(56,729)	**(15,042)**	(15,990)
Depreciation and impairment charges on property, plant and equipment	**(1,573)**	(1,504)	(2,026)	**(514)**	(573)
Amortisation of intangible assets	**(172)**	(167)	(230)	**(57)**	(53)
Restructuring and significant impairments	**(34)**	(429)	(814)	**0**	(429)
Operating profit	**3,089**	3,297	4,068	**946**	750
Profit/loss from associates	**1,905**	843	848	**573**	197
Dividends	**457**	719	1,076	**58**	65
Gains and losses/writedowns the Share Portfolio	**(2,506)**	3,290	3,627	**(2,323)**	1,398
Financial items, net	**(521)**	643	440	**(209)**	(176)
Profit/loss before tax	**2,424**	8,792	10,059	**(955)**	2,234
Tax expenses	**(970)**	(1,407)	(1,614)	**(260)**	(424)
Profit/loss for the accounting period	**1,454**	7,385	8,445	**(1,215)**	1,810
Minority interest's share of the profit/loss for the accounting period	**131**	96	46	**1**	47
Majority interest's share of the profit/loss for the accounting period	**1,323**	7,289	8,399	**(1,216)**	1,763
Profit/loss before tax, the Industry division	**4,206**	4,165	4,579	**1,255**	662
Profit/loss before tax, Orkla Financial Investments	**(1,782)**	4,627	5,480	**(2,210)**	1,572

EARNINGS PER SHARE

	1.1. - 30.9.		1.1. - 31.12.	1.7. - 30.9.	
Amounts in NOK	2008	2007	2007	2008	2007
Earnings per share	**1.3**	7.1	8.2	**(1.2)**	1.7
Earnings per share (diluted)	**1.3**	7.1	8.1	**(1.2)**	1.7
Earnings per share (diluted)[1]	**1.4**	7.5	9.0	**(1.2)**	2.1

[1] Excl. amortisation, restructuring, significant impairments and discontinued operations

CONDENSED GROUP BALANCE SHEET

Amounts in NOK million	30.9. 2008	31.12. 2007
Intangible assets	**16,605**	16,626
Property, plant and equipment	**25,655**	21,481
Financial assets	**16,562**	14,999
Non-current assets	**58,822**	53,106
Inventories	**9,433**	8,533
Receivables	**14,416**	12,628
Share Portfolio, etc.	**13,819**	17,559
Cash and cash equivalents	**2,932**	2,966
Current assets	**40,600**	41,686
Total assets	**99,422**	94,792
Paid-in equity	**1,990**	2,002
Earned equity	**46,255**	50,661
Minority interests	**2,686**	2,601
Equity	**50,931**	55,264
Provisions	**6,008**	6,142
Non-current interest-bearing liabilities	**25,777**	16,093
Current interest-bearing liabilities	**2,578**	3,188
Other current liabilities	**14,128**	14,105
Equity and liabilities	**99,422**	94,792
Equity ratio (%)	**51.2**	58.3

CHANGES IN EQUITY

Amounts in NOK million	1.1. - 30.9. 2008	1.1. - 31.12. 2007
Equity 1 January	**52,663**	47,773
Profit for the accounting period after minority interests	**1,323**	8,399
Dividends	**(2,282)**	(2,061)
Buybacks of Orkla shares	**(653)**	(566)
Change in unrealised gains on shares	**(3,060)**	(2,646)
Change in hedging reserve	**(105)**	(14)
Option costs	**17**	25
Gains on deemed disposals	-	938
Equity adjustments REC[1] and change in accounting principles	-	1,610
Translation effects foreign subsidiaries	**342**	(795)
Equity at the close of the accounting period	**48,245**	52,663

[1] The equity adjustment is primarily due to the fact that Orkla did not participate in the share issue in 2006, a share issue that was at a higher rate than Orkla's capitalised value of REC

CONDENSED CASH FLOW

Amounts in NOK million	1.1. - 30.9. 2008	1.1. - 30.9. 2007	1.1. - 31.12. 2007	1.7. - 30.9. 2008	1.7. - 30.9. 2007
Cash flow in the Industry division:					
Operating profit	**3,160**	3,115	3,831	**988**	715
Amortisation, depreciation and impairment charges	**1,743**	1,965	2,556	**563**	926
Changes in net working capital, etc.	**(1,944)**	(808)	(286)	**(709)**	56
Cash flow from operations before net replacement expenditures	**2,959**	4,272	6,101	**842**	1,697
Net replacement expenditures	**(1,600)**	(1,072)	(1,658)	**(640)**	(384)
Cash flow from operations	**1,359**	3,200	4,443	**202**	1,313
Financial items, net	**(897)**	(278)	(618)	**(261)**	(138)
Cash flow from Industry division	**462**	2,922	3,825	**(59)**	1,175
Cash flow from Orkla Financial Investments	**330**	1,033	1,352	**(188)**	209
Taxes paid	**(1,273)**	(1,029)	(1,089)	**(92)**	(98)
Miscellaneous	**160**	79	132	**6**	9
Cash flow before capital transactions	**(321)**	3,005	4,220	**(333)**	1,295
Dividends paid	**(2,331)**	(2,095)	(2,114)	**(137)**	(128)
Net buy back of Orkla shares	**(653)**	(656)	(566)	**8**	(688)
Cash flow before expansion	**(3,305)**	254	1,540	**(462)**	479
Expansion investment in Industy division	**(3,051)**	(2,129)	(2,964)	**(1,079)**	(810)
Sale of companies/shares of companies	**168[1]**	1,813	1,900	**57**	75
Purchase of companies/shares of companies	**(1,050)**	(7,584)	(7,513)	**(53)**	(458)
Net purchase/sale of the Share Portfolio	**(1,567)**	1,413	1,821	**(804)**	1,282
Net cash flow	**(8,805)**	(6,233)	(5,216)	**(2,341)**	568
Currency effects of net interest-bearing liabilities	**(261)**	684	458	**(254)**	191
Change in net interest-bearing liabilities	**9,066**	5,549	4,758	**2,595**	(759)
Net interest-bearing liabilities	**25,244[1]**	16,969	16,178		

[1] Hjemmet Mortensen was sold to Egmont in the second quarter The settlement of NOK 950 million was received on 1 October and has thus not reduced interest-bearing liabilities in the third quarter.

NOTES

NOTE 1 General information

Orkla ASA's condensed, consolidated financial statements for the first nine months of 2008 was approved by the board meeting on 30 October 2008. The accounting figures have not been audited. Orkla ASA is a public limited liability company with office at Skøyen in Oslo (Norway). The shares are traded on Oslo Bors (the Oslo Stock Exchange). The interim report has been drawn up in keeping with IAS 34 Interim Reporting, and it has followed the same accounting principles and calculation methods as in the last financial statements.

NOTE 2 Segments

OPERATING REVENUES

	1.1.–30.9.		1.1.–31.12.	1.7.–30.9.	
Amounts in NOK million	**2008**	2007	2007	**2008**	2007
Orkla Group	**51,072**	45,732	63,867	**16,559**	17,795
Orkla Brands	**16,657**	16,076	22,253	**5,646**	5,326
Orkla Foods Nordic	**7,121**	6,937	9,548	**2,392**	2,308
Orkla Brands Nordic	**5,608**	5,680	7,666	**1,869**	1,810
Orkla Brands International	**1,616**	1,513	2,262	**565**	528
Orkla Food Ingredients	**2,562**	2,245	3,200	**902**	785
Eliminations Orkla Brands	**(250)**	(299)	(423)	**(82)**	(105)
Orkla Aluminium Solutions	**21,670**	18,165	25,335	**6,696**	8,776
Sapa Profiles	**17,130**	13,681	19,305	**5,247**	7,349
Sapa Heat Transfer & Building System	**5,308**	5,301	7,060	**1,671**	1,666
Eliminations Orkla Aluminium Solutions	**(768)**	(817)	(1,030)	**(222)**	(239)
Orkla Materials	**12,208**	10,417	14,891	**4,076**	3,403
Elkem	**8,649**	7,003	10,293	**2,975**	2,219
Elkem Energy	***1,389***	*928*	*1,370*	***527***	*299*
Elkem Primary Aluminium	***2,120***	*1,978*	*2,657*	***706***	*596*
Elkem Silicon-related	***5,922***	*4,618*	*7,009*	***2,014***	*1,525*
Eliminations Elkem	***(782)***	*(521)*	*(743)*	***(272)***	*(201)*
Borregaard	**3,569**	3,443	4,637	**1,104**	1,189
Borregaard Energy	***169***	*127*	*177*	***64***	*42*
Borregaard Chemicals	***3,542***	*3,437*	*4,628*	***1,086***	*1,188*
Eliminations Borregaard	***(142)***	*(121)*	*(168)*	***(46)***	*(41)*
Eliminations Orkla Materials	***(10)***	*(29)*	*(39)*	***(3)***	*(5)*
Orkla Financial Investments	**722**	692	933	**197**	166
Orkla HQ/Other Business/Eliminations	**(185)**	382	455	**(56)**	124

OPERATING PROFIT (EBITA*)

Orkla Group	**3,295**	3,893	5,112	**1,003**	1,232
Orkla Brands	**1,786**	1,522	2,218	**708**	596
Orkla Foods Nordic	**709**	606	893	**287**	235
Orkla Brands Nordic	**991**	910	1,218	**360**	351
Orkla Brands International	**(48)**	(104)	(71)	**9**	(30)
Orkla Food Ingredients	**134**	110	178	**52**	40
Orkla Aluminium Solutions	**799**	982	1,187	**92**	254
Sapa Profiles	**380**	571	590	**(28)**	114
Sapa Heat Transfer & Building System	**419**	411	597	**120**	140
Orkla Materials	**999**	1,370	1,732	**324**	402
Elkem	**647**	1,098	1,363	**214**	286
Elkem Energy	***258***	*475*	*648*	***76***	*165*
Elkem Primary Aluminium	***69***	*292*	*312*	***(17)***	*58*
Elkem Silicon-related	***320***	*331*	*403*	***155***	*63*
Borregaard	**352**	272	369	**110**	116
Borregaard Energy	***123***	*71*	*109*	***58***	*17*
Borregaard Chemicals	***229***	*201*	*260*	***52***	*99*
Orkla Financial Investments	**(71)**	182	237	**(42)**	34
Orkla HQ/Other Business	**(218)**	(163)	(262)	**(79)**	(54)

* Before amortisation, restructuring and significant impairments

NOTE 3 BUSINESS COMBINATIONS

In 2008, Orkla has acquired a number of minor businesses, especially in Orkla Brands. In addition, the Group has purchased a 33 % share in Finansgruppen Eiendom, which will be recognised as a joint venture, and units in Scandinavian Property Development, in which Orkla now owns 32.99 %. This will be recognised as an associate.

The balance sheet has increased by a total of NOK 811 million as a result of the acquisitions. As a result of excess value analyses that have been carried out, excess value of NOK 261 million has been allocated to buildings while NOK 72 million has been allocated to goodwill.

The acquired companies only constitute minor increases in the Group's profit/loss and operating revenues.

NOTE 4 RESTRUCTURING AND SIGNIFICANT IMPAIRMENT CHARGES

The amount concerns the shut-down of LignoTech Finland. The closure was approved at the beginning of April and production was halted on 20 June. Altogether, provisions and impairments amount to NOK 34 million.

NOTE 5 RELATED PARTIES

There have not been any special transactions between the Group and related parties in 2008. The Canica system (biggest owner in Orkla with 23.2 % at 30 October) and Orkla ASA both own shares in certain companies.

NOTE 6 OPTIONS AND OWN SHARES

In keeping with the General Meeting's decision of 24 April 2008, 2,915,000 options were issued on 8 May, and 35,000 options were issued on 15 August to managers and key personnel. The options have excercise prices of NOK 81.40 and NOK 78.10 respectively with a 6-year lifetime and are exercisable during the last three years. The total ceiling that was approved by the general meeting is set at 3,500,000 options.

The trend in the number of options from year end is as follows:

Balance 1 January 2008	8,307,170
Awarded after decision in General Meeting	2,950,000
Forfeited in 2008	(75,000)
Exercised in 2008	(400,000)
Balance at 30 September 2008	10,782,170

In addition, 25,000 options have been exercised in a cash bonus. The number of outstanding options in cash bonus at 30 September 2008 was 676,500.

In the first 9 months of the year, the net buyback of Orkla shares amounted to a total of NOK 653 million The Group owned a total of 21,677,390 of its own shares at 30 September 2008.

On 24 April 2008, Orkla's General Meeting approved a reduction in the Company's share capital of NOK 9,375,000 by exercising (amortising) 7,500,000 shares owned by Orkla ASA. The exercising was carried out on 20 October, and the number of shares in the Company was thereby reduced from 1,036,430,970 to 1,028,930,970. The share capital has been reduced from NOK 1,295,538,712.50 to NOK 1,286,163,712.50. After this, Orkla owns 14,177,390 of its own shares.

NOTE 7 IMPAIRMENT TESTS

The Group has carried out impairment tests for all intangible assets with indefinite useful life and for all goodwill.

The preparation and presentation of the accounts for the third quarter is occurring in a very turbulent market, and many of the assumptions on which the impairment tests are based may change in the coming months. Financial prices that were set at 30 September must therefore be interpreted and adjusted in many cases in order to be useable in the disclosure of accounts. The trend in the 4th quarter will be crucial for whether there may be further impairments as a result of the ongoing financial crisis and crisis in the real economy. There will therefore be further work with the impairment tests in the fourth quarter. Assumptions about both interest rates and the real economy will be reviewed and perhaps adjusted in keeping with the market outlook, and budgets and plans for the coming years will be simultaneously updated to accommodate any new constraints. There will be a special focus on acquisitions made in the last three years, and these will be reviewed and assessed against the assumptions on which the acquisition calculations were based.

NOTE 8 OTHER MATTERS

No events have occurred after the balance sheet date that would have affected the accounts or implemented assessments.

The Group's stake in Hjemmet Mortensen has been sold with a profit of NOK 830 million.

In connection with the acquisition of REC in the first quarter of 2007, Orkla issued three sales options in REC to Q-Cells AG. At the same time, Orkla had certain rights related to any sale that might occur of these shares by Q-Cells. An agreement with Q-Cells was entered into with regard to cancelling these options where Orkla simultaneously relinquished its rights related to these shares. At the start of the year, the net value of options and rights was valued at NOK 67 million. This entails an equivalent imputed financial income.

In keeping with the Group's principles, individual shares in the Share Portfolio that have a significant or long-term decline in value will be written down to fair value in the income statement. In the event of any further decline in value, shares that have already been written down will automatically be written down further, regardless of the above-mentioned criteria. This has entailed writedowns in the third quarter of NOK 3,227 million, and additional weakening will prompt further writedowns.

END